FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 30, 2013

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

National Westminster Bank Plc
Results for the half year ended 30 June 2013

National Westminster Bank Plc ('NatWest' or the 'Bank') is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the 'holding company', 'RBS plc' or 'RBS') and its ultimate holding company is The Royal Bank of Scotland Group plc (the 'ultimate holding company' or 'RBSG'). The 'Group' or 'NatWest Group' comprises NatWest and its subsidiary and associated undertakings. 'RBS Group' comprises the ultimate holding company and its subsidiary and associated undertakings.

Financial review

Operating loss
Operating loss before tax was £333 million compared with £1,331 million in the first half of 2012. The improvement primarily reflects increased income and lower impairment losses.

Net interest income
Net interest income increased by 30% to £1,945 million principally as a result of the transfer in October 2012 of the residential mortgage portfolio totalling £59 billion from National Westminster Home Loans Limited (a fellow subsidiary of RBS).

Non-interest income
Non-interest income increased by 13% to £1,864 million compared with £1,649 million in the first half of 2012 primarily due to a gain on redemption of own debt of £239 million and an increase in other operating income of £201 million, primarily driven by the non repeat of a fair value decrease to an investment property portfolio in June 2012 of £86 million and an increase in management fee income of £91 million. These were partially offset by reduced income from trading activities.

Operating expenses
Operating expenses increased by 2% to £2,932 million. The increase was principally due to costs relating to pensions misselling offset by a reduction in Payment Protection Insurance charges.

Impairment losses
Impairment losses were £1,210 million compared with £1,596 million in the first half of 2012. This was driven by lower pace of arrears in Ulster Bank and reduced default volumes in UK Retail.

Capital ratios
Capital ratios at 30 June 2013 were 12.5% (Core Tier 1), 13.7% (Tier 1) and 16.9% (Total). Risk-weighted assets calculated in accordance with Prudential Regulation Authority definitions are set out below:

Risk-weighted assets by risk	30 June 2013 £bn	31 December 2012 £bn

Credit risk
- non-counterparty	101.0	102.1
- counterparty	5.2	5.0
Market risk	8.9	10.4
Operational risk	12.9	14.3

	128.0	131.8

Condensed consolidated income statement
for the half year ended 30 June 2013

	Half year ended
	30 June 2013	30 June 2012*
	£m	£m

Interest receivable	3,782	3,360
Interest payable	(1,837)	(1,866)

Net interest income	1,945	1,494

Fees and commissions receivable	1,296	1,304
Fees and commissions payable	(250)	(202)
Income from trading activities	436	605
Gain on redemption of own debt	239	-
Other operating income	143	(58)

Non-interest income	1,864	1,649

Total income	3,809	3,143
Operating expenses	(2,932)	(2,878)

Profit before impairment losses	877	265
Impairment losses	(1,210)	(1,596)

Operating loss before tax	(333)	(1,331)
Tax (charge)/credit	(129)	65

Loss for the period	(462)	(1,266)

Loss attributable to ordinary shareholders	(462)	(1,266)

*Restated - refer to page 11.

Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2013

	Half year ended
	30 June 2013	30 June 2012*
	£m	£m

Loss for the period	(462)	(1,266)

Items that do not qualify for reclassification
Income tax on items that do not qualify for reclassification	-	(33)

Items that do qualify for reclassification
Available-for-sale financial assets	30	6
Cash flow hedges	3	3
Currency translation	554	(278)
Income tax on items that do qualify for reclassification	(8)	(2)

	579	(271)

Other comprehensive income/(loss) after tax	579	(304)

Total comprehensive income/(loss) for the period	117	(1,570)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	30	(19)
Ordinary shareholders	87	(1,551)

	117	(1,570)

*Restated - refer to page 11.

Condensed consolidated balance sheet
at 30 June 2013

	30 June 2013	31 December 2012*
	£m	£m

Assets
Cash and balances at central banks	2,001	2,298
Amounts due from holding company and fellow subsidiaries	129,506	125,127
Other loans and advances to banks	8,603	9,897
Loans and advances to banks	138,109	135,024
Amounts due from fellow subsidiaries	2,959	3,064
Other loans and advances to customers	188,178	191,444
Loans and advances to customers	191,137	194,508
Debt securities	30,470	34,915
Equity shares	927	898
Settlement balances	5,162	2,362
Amounts due from holding company	2,210	2,532
Other derivatives	2,421	2,254
Derivatives	4,631	4,786
Intangible assets	775	736
Property, plant and equipment	2,017	2,048
Deferred tax	1,287	1,342
Prepayments, accrued income and other assets	2,347	1,820

Total assets	378,863	380,737

Liabilities
Amounts due to holding company and fellow subsidiaries	40,456	43,791
Other deposits by banks	12,391	14,393
Deposits by banks	52,847	58,184
Amounts due to fellow subsidiaries	5,277	5,897
Other customer accounts	264,756	258,090
Customer accounts	270,033	263,987
Debt securities in issue	2,935	3,966
Settlement balances	4,237	2,755
Short positions	10,027	11,840
Amounts due to holding company	4,031	4,980
Other derivatives	1,115	575
Derivatives	5,146	5,555
Accruals, deferred income and other liabilities	3,813	3,804
Retirement benefit liabilities	3,184	5,193
Deferred tax	9	38
Amounts due to holding company	5,748	5,780
Other subordinated liabilities	1,911	1,847
Subordinated liabilities	7,659	7,627

Total liabilities	359,890	362,949

Equity
Non-controlling interests	1,287	1,257
Owners' equity
Called up share capital	1,678	1,678
Reserves	16,008	14,853

Total equity	18,973	17,788

Total liabilities and equity	378,863	380,737

*Restated - refer to page 11.

Condensed consolidated balance sheet
at 30 June 2013 (continued)

Key points

●	Loans to banks increased by £3.1 billion due to an increase in placements with the holding company and fellow subsidiaries.

●	Loans and advances to customers decreased by £3.4 billion primarily as a result of a reduction in reverse repos in Markets.

●	Deposits by banks decreased by £5.3 billion as a result of repayment of funding from the holding company and fellow subsidiaries.

●	Customer accounts increased by £6.0 billion reflecting inflow of deposits in UK Retail and UK Corporate.

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2013

	Half year ended
	30 June 2013	30 June 2012*
	£m	£m

Called-up share capital
At beginning and end of period	1,678	1,678

Share premium account
At beginning and end of period	2,225	2,225

Available-for-sale reserve
At beginning of period	21	5
Unrealised gains	29	8
Realised losses/(gains)	1	(2)
Tax	(7)	(1)

At end of period	44	10

Cash flow hedging reserve
At beginning of period	(10)	(14)
Amount transferred from equity to earnings	3	3
Tax	(1)	(1)

At end of period	(8)	(12)

Foreign exchange reserve
At beginning of period	845	1,063
Retranslation of net assets	574	(266)
Foreign currency (losses)/gains on hedges of net assets	(50)	7

At end of period	1,369	804

Capital redemption reserve
At beginning and end of period	647	647

Retained earnings
At beginning of period	11,126	7,902
Loss attributable to ordinary shareholders	(462)	(1,266)
Capital contribution (1)	1,070	1,600
Actuarial losses recognised in retirement benefit schemes - tax	-	(33)
Share-based payments - tax	(3)	(11)

At end of period	11,731	8,192

Owners' equity at end of period	17,686	13,544

*Restated - refer to page 11.

Note:

(1)
During the half years ended 30 June 2013 and 2012, the Group received contributions of capital from the holding company for which no additional share capital was issued. As such, these have been recorded as capital contributions.

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2013 (continued)

	Half year ended
	30 June 2013	30 June 2012*
	£m	£m

Non-controlling interests
At beginning of period	1,257	1,272
Currency translation adjustments and other movements	30	(19)
Equity raised	-	1

At end of period	1,287	1,254

Total equity at end of period	18,973	14,798

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable to:
Non-controlling interests	30	(19)
Ordinary shareholders	87	(1,551)

	117	(1,570)

*Restated - refer to page 11.

Condensed consolidated cash flow statement
for the half year ended 30 June 2013

	Half year ended
	30 June 2013	30 June 2012*
	£m	£m

Operating activities
Operating loss before tax	(333)	(1,331)
Adjustments for non-cash items	(2,674)	1,406

Net cash (outflow)/inflow from trading activities	(3,007)	75
Changes in operating assets and liabilities	4,208	5,838

Net cash flows from operating activities before tax	1,201	5,913
Income taxes paid	(265)	(18)

Net cash flows from operating activities	936	5,895

Net cash flows from investing activities	98	143

Net cash flows from financing activities	1,042	1,464

Effects of exchange rate changes on cash and cash equivalents	2,191	(743)

Net increase in cash and cash equivalents	4,267	6,759
Cash and cash equivalents at beginning of period	103,882	145,751

Cash and cash equivalents at end of period	108,149	152,510

*Restated - refer to page 11.

Notes

1. Basis of preparation
The Group's condensed financial statements have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 'Interim Financial Reporting'. They should be read in conjunction with the 2012 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The Group's business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 2 to 40. A summary of the risk factors which could materially affect the Group's future results are described on pages 43 to 45.

Having reviewed the Group's forecasts, projections and other relevant evidence, and considered the interim financial statements of The Royal Bank of Scotland Group plc for the six months ended 30 June 2013 which were prepared on a going concern basis, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the six months ended 30 June 2013 have been prepared on a going concern basis.

2. Accounting policies
There have been no significant changes to the Group's principal accounting policies as set out on pages 144 to 154 of the 2012 Annual Report and Accounts apart from the adoption of a number of new and revised IFRSs that are effective from 1 January 2013 as described below.

IFRS 10 'Consolidated Financial Statements' replaces SIC-12 'Consolidation - Special Purpose Entities' and the consolidation elements of the existing IAS 27 'Consolidated and Separate Financial Statements'. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application.

IFRS 11 'Joint Arrangements', which supersedes IAS 31 'Interests in Joint Ventures', distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor's consolidated accounts using the equity method. IFRS 11 requires retrospective application.

IAS 27 'Separate Financial Statements' comprises those parts of the existing IAS 27 that deal with separate financial statements.
IAS 28 'Investments in Associates and Joint Ventures' covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 'Disclosure of Interests in Other Entities' mandates the disclosures in annual financial statements in respect of investments in subsidiaries, joint arrangements, associates and structured entities that are not controlled by the Group.

Notes (continued)

2. Accounting policies (continued)
IFRS 13 'Fair Value Measurement' sets out a single IFRS framework for defining and measuring fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosures about fair value measurements: Note 8 includes the information required in interim financial reports.

 'Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)' amended IFRS 7 to require disclosures about the effects and potential effects on an entity's financial position of offsetting financial assets and financial liabilities and related arrangements.

Amendments to IAS 1 'Presentation of Items of Other Comprehensive Income' require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

'Annual Improvements 2009-2011 Cycle' also made a number of minor changes to IFRSs.

Implementation of the standards above has not had a material effect on the Group's results.

IAS 19 'Employee Benefits' (revised) requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in a decrease in the loss after tax of £12 million and an increase in other comprehensive loss after tax of £30 million for the half year ended 30 June 2012. The net pension liability increased by £5.3 billion, owners' equity reduced by £4.2 billion and net deferred tax assets increased by £1.1 billion as at 31 December 2012. Prior periods have been restated accordingly.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements.
The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and financial instrument fair values. These critical accounting policies and judgments are described on pages 151 to 154 of the 2012 Annual Report and Accounts
.

Notes (continued)

2. Accounting policies (continued)

Recent developments in IFRS
The IASB published:

●
in May 2013 IFRIC 21 'Levies'. This interpretation provides guidance on accounting for the liability to pay a government imposed levy. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014.

●
in May 2013 'Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)'. These amendments align IAS 36's disclosure requirements about recoverable amounts with IASB's original intentions. They are effective for annual periods beginning on or after 1 January 2014.

●
in June 2013 'Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)'. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. They are effective for annual periods beginning on or after 1 January 2014.

The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

3. Operating expenses

Payment Protection Insurance (PPI)
The Group increased its provision for PPI in the first half of 2013 by £115 million (first half 2012 - £165 million). The cumulative charge in respect of PPI is £1.3 billion, of which £1.0 billion (71%) in redress had been paid by 30 June 2013. Of the £1.3 billion cumulative charge, £1.2 billion relates to redress and £0.1 billion to administrative expenses.

	Half year ended
	30 June 2013	30 June 2012
	£m	£m

At beginning of period	499	483
Charge to income statement	115	165
Utilisations	(228)	(236)

At end of period	386	412

The remaining provision provides coverage for approximately 10 months for redress and administrative expenses, based on the current average monthly utilisation.

The principal assumptions underlying the Group's provision in respect of PPI sales are: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group's portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in the FSA policy statements and expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience, the calculation rules in the FSA statement and the expected mix of claims.

Notes (continued)

3. Operating expenses (continued)

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority, a charge of £425 million was booked in 2012 for redress in relation to certain interest-rate hedging products sold to small and medium-sized retail clients under FSA rules. £350 million was earmarked for client redress, and £75 million for administrative expenses.

The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

	Half year ended
	30 June 2013	30 June 2012
	£m	£m

At beginning of period	411	-
Utilisations	(29)	-

At end of period	382	-

4. Pensions
RBS Group and the Trustees of The Royal Bank of Scotland Group Pension Fund agreed the funding valuation as at 31 March 2010 during 2011. It showed the value of liabilities exceeded the value of assets by £3.5 billion, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, RBS Group will pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual benefits.

A funding valuation as at 31 March 2013 is currently in progress.

5. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £1,212 million (first half 2012 - £1,594 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2013 from £14,391 million to £15,060 million, and the movements thereon were:

	Half year ended
	30 June 2013	30 June 2012
	£m	£m

At beginning of period	14,391	12,347
Currency translation and other adjustments	408	(242)
Amounts written-off	(825)	(412)
Recoveries of amounts previously written-off	23	42
Charge to income statement	1,212	1,594
Unwind of discount (recognised in interest income)	(149)	(172)

At end of period	15,060	13,157

Provisions at 30 June 2013 include £7 million (30 June 2012 - £9 million) in respect of loans and advances to banks. The charge to the income statement in the table above excludes a credit of £2 million (first half 2012 - £2 million charge) relating to securities.

Notes (continued)

6. Tax
The actual tax (charge)/credit differs from the expected tax credit computed by applying the standard UK corporation tax rate of 23.25% (2012 - 24.5%) as follows:

	Half year ended
	30 June 2013	30 June 2012*
	£m	£m

Loss before tax	(333)	(1,331)

Expected tax credit	77	326
Losses in period where no deferred tax asset recognised	(56)	(127)
Foreign profits taxed at other rates	(78)	(150)
UK tax rate change impact	-	8
Items not allowed for tax	(66)	(7)
Taxable foreign exchange movements	(1)	1
Adjustments in respect of prior periods	(5)	14

Actual tax (charge)/credit	(129)	65

*Restated - refer to page 11.

Deferred tax assets and liabilities have been restated following the adoption of IAS 19 'Employee Benefits' (revised), see page 11.

The Group has recognised a deferred tax asset at 30 June 2013 of £1,287 million (31 December 2012 - £1,342 million) and a deferred tax liability at 30 June 2013 of £9 million (31 December 2012 - £38 million). The Group has considered the carrying value of this asset as at 30 June 2013 and concluded that it is recoverable based on future profit projections.

7. Segmental analysis

Analysis of divisional operating profit/(loss)

	Half year ended
	30 June 2013	30 June 2012*
	£m	£m

UK Retail	540	80
UK Corporate	269	522
Wealth	45	77
International Banking	23	(9)
Ulster Bank	(315)	(532)
Markets	9	(155)
Central items	(582)	(521)

Core	(11)	(538)
Non-Core	(424)	(598)

Managed basis	(435)	(1,136)
Reconciling items
Payment Protection Insurance costs	(115)	(165)
Integration and restructuring costs	(22)	(30)
Gain on redemption of own debt	239	-

Statutory basis	(333)	(1,331)

*Restated - refer to page 11.

Notes (continued)

7. Segmental analysis (continued)

Impairment losses/(recoveries) by division

	Half year ended
	30 June 2013	30 June 2012
	£m	£m

UK Retail	115	179
UK Corporate	133	218
Wealth	4	9
International Banking	(7)	(6)
Ulster Bank	503	717
Markets	-	2
Central items	(1)	-

Core	747	1,119
Non-Core	463	477

Total	1,210	1,596

Total revenue by division

	Half year ended
	30 June 2013			30 June 2012
	External	Inter segment	Total	External	Inter segment	Total
	£m	£m	£m	£m	£m	£m

UK Retail	2,092	4	2,096	971	6	977
UK Corporate	909	1	910	1,024	6	1,030
Wealth	607	30	637	673	1	674
International Banking	95	9	104	92	6	98
Ulster Bank	582	2	584	606	(57)	549
Markets	520	56	576	913	110	1,023
Central items	656	55	711	809	63	872

Core	5,461	157	5,618	5,088	135	5,223
Non-Core	196	(1)	195	123	60	183

	5,657	156	5,813	5,211	195	5,406
Eliminations	-	(156)	(156)	-	(195)	(195)

Managed basis	5,657	-	5,657	5,211	-	5,211
Reconciling items
Gain on redemption of own debt	239	-	239	-	-	-

Statutory basis	5,896	-	5,896	5,211	-	5,211

Notes (continued)

7. Segmental analysis (continued)

Total assets by division

	30 June 2013	31 December 2012*
	£m	£m

UK Retail	74,876	73,885
UK Corporate	41,096	41,299
Wealth	36,036	35,734
International Banking	6,925	6,212
Ulster Bank	39,876	38,633
Markets	149,554	148,791
Central items	20,204	22,790

Core	368,567	367,344
Non-Core	10,296	13,393

	378,863	380,737

*Restated - refer to page 11.

8. Financial instruments

Classification
The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non- financial assets/ liabilities	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	2,001				2,001
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	20,532	2,531	-	106,443				129,506
- reverse repos	2,510	-	-	344				2,854
- other	6	-	-	5,743				5,749
Loans and advances to customers
- amounts due from fellow subsidiaries	1,705	-	-	1,254				2,959
- reverse repos	20,663	-	-	-				20,663
- other	422	-	-	166,982		111		167,515
Debt securities	27,553	1,286	293	1,338				30,470
Equity shares	27	-	900	-				927
Settlement balances	-	-	-	5,162				5,162
Derivatives
- amounts due from holding company	2,210							2,210
- other	2,421							2,421
Intangible assets							775	775
Property, plant and equipment							2,017	2,017
Deferred tax							1,287	1,287
Prepayments, accrued income and other assets	-	-	-	-			2,347	2,347

	78,049	3,817	1,193	289,267		111	6,426	378,863

For the notes to this table refer to page 19.

Notes (continued)

8. Financial instruments: Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non- financial assets/ liabilities	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	9,676	-			30,780			40,456
- repos	6,165	-			2,004			8,169
- other	36	-			4,186			4,222
Customer accounts
- amounts due to fellow subsidiaries	114	1,286			3,877			5,277
- repos	44,752	-			-			44,752
- other	17	4,743			215,244			220,004
Debt securities in issue	-	-			2,935			2,935
Settlement balances	-	-			4,237			4,237
Short positions	10,027	-						10,027
Derivatives
- amounts due to holding company	4,031							4,031
- other	1,115							1,115
Accruals, deferred income and other liabilities	-	-			581	-	3,232	3,813
Retirement benefit liabilities							3,184	3,184
Deferred tax							9	9
Subordinated liabilities
- amounts due to holding company	-	-			5,748			5,748
- other	-	-			1,911			1,911

	75,933	6,029			271,503	-	6,425	359,890

Equity								18,973

								378,863

For the notes to this table refer to page 19.

Notes (continued)

8. Financial instruments: Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non- financial assets/ liabilities	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	2,298				2,298
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	18,878	2,497	-	103,752				125,127
- reverse repos	4,331	-	-	375				4,706
- other	7	-	-	5,184				5,191
Loans and advances to customers
- amounts due from fellow subsidiaries	1,676	-	-	1,388				3,064
- reverse repos	22,811	-	-	-				22,811
- other	502	55	-	167,956		120		168,633
Debt securities	31,900	1,266	488	1,261				34,915
Equity shares	32	-	866	-				898
Settlement balances	-	-	-	2,362				2,362
Derivatives
- amounts due from holding company	2,532							2,532
- other	2,254							2,254
Intangible assets							736	736
Property, plant and equipment							2,048	2,048
Deferred tax							1,342	1,342
Prepayments, accrued income and other assets	-	-	-	-			1,820	1,820

	84,923	3,818	1,354	284,576		120	5,946	380,737

For the notes to this table refer to page 19.

Notes (continued)

8. Financial instruments: Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non- financial assets/ liabilities	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	11,199	43			32,549			43,791
- repos	8,862	-			1,884			10,746
- other	30	-			3,617			3,647
Customer accounts
- amounts due to fellow subsidiaries	159	1,266			4,472			5,897
- repos	44,395	-			-			44,395
- other	15	4,521			209,159			213,695
Debt securities in issue	-	-			3,966			3,966
Settlement balances	-	-			2,755			2,755
Short positions	11,840	-						11,840
Derivatives
- amounts due to holding company	4,980							4,980
- other	575							575
Accruals, deferred income and other liabilities	-	-			578	-	3,226	3,804
Retirement benefit liabilities							5,193	5,193
Deferred tax							38	38
Subordinated liabilities
- amounts due to holding company	-	-			5,780			5,780
- other	-	-			1,847			1,847

	82,055	5,830			266,607	-	8,457	362,949

Equity								17,788

								380,737

Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value through profit or loss.
(3)	Available-for-sale.
(4)	Loans and receivables.

Notes (continued)

8. Financial instruments (continued)

Valuation hierarchy
The following tables show financial instruments carried at fair value on the Group's balance sheet by valuation hierarchy - level 1, level 2 and level 3. Refer to pages 174 and 175 in the 2012 Annual Report and Accounts for control environment, valuation techniques, inputs to valuation models and discussion on level 3 sensitivities related to all financial instruments measured at fair value on a recurring basis. There have been no material changes to valuation or levelling approaches in the half year to 30 June 2013.

	30 June 2013				31 December 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	-	23.1	-	23.1	-	21.4	-	21.4
- reverse repos	-	2.5	-	2.5	-	4.3	-	4.3

	-	25.6	-	25.6	-	25.7	-	25.7

Loans and advances to customers
- amounts due from fellow subsidiaries	-	1.7	-	1.7	-	1.7	-	1.7
- reverse repos	-	20.7	-	20.7	-	22.8	-	22.8
- other	-	0.3	0.1	0.4	-	0.1	0.4	0.5

	-	22.7	0.1	22.8	-	24.6	0.4	25.0
Debt securities
- US government	9.5	1.5	-	11.0	12.1	1.6	-	13.7
- other government	0.2	-	-	0.2	0.3	0.1	-	0.4
- corporate	-	0.6	-	0.6	-	0.9	-	0.9
- other financial institutions	1.6	15.7	0.1	17.4	2.0	16.4	0.3	18.7

	11.3	17.8	0.1	29.2	14.4	19.0	0.3	33.7

Of which ABS (5)
- RMBS (2)	-	14.2	-	14.2	-	14.5	-	14.5
- CMBS (3)	-	0.5	-	0.5	-	0.9	-	0.9
- CLO (4)	-	0.1	0.1	0.2	-	-	0.3	0.3
- other	-	1.8	-	1.8	-	0.5	-	0.5

Equity shares	-	-	0.9	0.9	-	0.1	0.8	0.9
Derivatives
- amounts due from holding company and fellow subsidiaries	-	2.2	-	2.2	-	2.5	-	2.5
- other	0.6	1.8	-	2.4	0.1	2.2	-	2.3

	0.6	4.0	-	4.6	0.1	4.7	-	4.8

	11.9	70.1	1.1	83.1	14.5	74.1	1.5	90.1

Proportion	14.3%	84.4%	1.3%	100%	16.1%	82.2%	1.7%	100%

Of which is classified as available-for-sale:
Debt securities
- other government	0.2	-	-	0.2	0.3	0.1	-	0.4
- other financial institutions	0.1	-	-	0.1	-	0.1	-	0.1

	0.3	-	-	0.3	0.3	0.2	-	0.5
Equity shares	-	-	0.9	0.9	-	0.1	0.8	0.9

Total available-for-sale assets	0.3	-	0.9	1.2	0.3	0.3	0.8	1.4

For the notes to this table refer to page 22.

Notes (continued)

8. Financial instruments: Valuation hierarchy (continued)

	30 June 2013				31 December 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Liabilities	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposits by banks
- amounts due to holding company	-	9.7	-	9.7	-	11.2	-	11.2
- repos	-	6.2	-	6.2	-	8.9	-	8.9

	-	15.9	-	15.9	-	20.1	-	20.1

Customer accounts
- amounts due to fellow subsidiaries	-	1.4	-	1.4	-	1.4	-	1.4
- repos	-	44.8	-	44.8	-	44.5	-	44.5
- other	-	4.8	-	4.8	-	4.5	-	4.5

	-	51.0	-	51.0	-	50.4	-	50.4

Short positions	9.3	0.7	-	10.0	10.8	1.0	-	11.8
Derivatives
- amounts due to holding company and fellow subsidiaries	-	4.0	-	4.0	-	5.0	-	5.0
- other	0.5	0.6	-	1.1	0.1	0.5	-	0.6

	0.5	4.6	-	5.1	0.1	5.5	-	5.6

	9.8	72.2	-	82.0	10.9	77.0	-	87.9

Proportion	12.0%	88.0%	-	100%	12.4%	87.6%	-	100%

Notes (continued)

8. Financial instruments: Valuation hierarchy (continued)

Notes:

(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a)     quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b)     valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, banker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including collateralised loan obligations, most bank loans, repos and reverse repos, certain money market securities and loan commitments and most over-the-counter derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, certain legacy commercial mortgage loans, unlisted equity shares and less liquid debt securities. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Residential mortgage-backed securities.
(3)	Commercial mortgage-backed securities.
(4)	Collateralised loan obligations.
(5)	Asset-backed securities.
(6)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred.
(7)	There were no significant transfers between level 1 and level 2.

Notes (continued)

8. Financial instruments: Movement in level 3 portfolios

		Gains/(losses)		Level 3 transfers							IS on balances at period end
	At 1 January 2013	Income statement (IS)(1)	SOCI (2)	In	Out	Purchases	Settlements	Sales	Foreign Exchange and other	At 30 June 2013	Unrealised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
FVTPL (3)
Loans and advances	410	2	-	23	-	-	(10)	(391)	20	54	(3)
Debt securities	271	38	-	1	(5)	265	(4)	(459)	15	122	17
Equity shares	13	4	-	2	-	6	-	(2)	1	24	5
Derivatives	15	(3)	-	9	-	-	-	-	-	21	1

FVTPL assets	709	41	-	35	(5)	271	(14)	(852)	36	221	20

Available-for-sale (AFS)
Debt securities	22	-	(3)	10	-	-	-	(20)	1	10	-
Equity shares	814	(2)	-	34	-	2	-	(3)	11	856	(2)

AFS assets	836	(2)	(3)	44	-	2	-	(23)	12	866	(2)

	1,545	39	(3)	79	(5)	273	(14)	(875)	48	1,087	18

Of which ABS:
- FVTPL	264	38	-	-	(5)	239	(4)	(439)	14	107	18
- AFS	19	-	-	-	-	-	-	(20)	1	-	-

Net gains/(losses)		39	(3)								18

Notes:

(1)	Net gains on HFT instruments of £41 million and net losses on other instruments of £2 million were recorded in other operating income, interest income and impairment losses as appropriate.
(2)	Statement of comprehensive income.
(3)	Fair value through profit or loss.

Notes (continued)

8. Financial instruments (continued)
All level 3 instruments at 30 June 2013 were valued using discounted cash flow models. The table below shows the ranges for unobservable inputs used in valuation models that have a material impact on the valuation of level 3 financial instruments. The table excludes unobservable inputs where the impact on valuation is less significant. The following table analyses level 3 balances and related sensitivities. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst we indicate where we consider that there are significant relationships between the inputs, these inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

	Level 3 (£bn)		Range		Sensitivity (£m)
Financial instruments	Assets	Unobservable inputs	Low	High	Favourable	Unfavourable

Loans	0.1	Recovery rates (1)	0%	80%	10	(10)

Debt securities: CLO	0.1	Recovery rates (1)	10%	70%	30	(20)

Equity shares	0.9	Recovery rates (1)	0%	70%	20	(30)

30 June 2013	1.1				60	(60)

31 December 2012	1.5				100	(90)

Notes:

(1)
Recovery rate: Reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(2)
Sensitivity represents the favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs in the Group's valuation techniques or models. Level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities. In particular, for some of the portfolios, the sensitivities may be negatively correlated where a downward movement in one asset would produce an upward movement in another, but due to the additive presentation above, this correlation cannot be observed.

Notes (continued)

8. Financial instruments (continued)

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

Valuation methodologies employed in calculating the fair value of financial assets and liabilities carried at amortised cost are consistent with the 2012 Annual Report and Accounts disclosure.

	30 June 2013		31 December 2012
	Carrying value	Fair value	Carrying value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	112.5	112.5	109.3	109.3
Loans and advances to customers	168.3	159.6	169.5	160.0
Debt securities	1.3	1.2	1.3	1.2

Financial liabilities
Deposits by banks	37.0	37.0	38.0	38.1
Customer accounts	219.1	219.3	213.6	213.8
Debt securities in issue	2.9	2.4	4.0	2.9
Subordinated liabilities	7.7	7.2	7.6	7.2

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For certain short-term financial instruments, fair value approximates to carrying value: cash and balances at central banks, settlement balances and notes in circulation.

9. Contingent liabilities and commitments

	30 June 2013	31 December 2012
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	2,128	2,249
Other contingent liabilities	1,371	1,400

	3,499	3,649

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	47,091	47,006
Other commitments	99	178

	47,190	47,184

Total contingent liabilities and commitments	50,689	50,833

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

10. Litigation, investigations and reviews
The Bank and other members of the RBS Group are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of members of the RBS Group incurring a liability. The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the RBS Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 30 June 2013.

The material legal proceedings, investigations and reviews involving the RBS Group are described below. If any such matters were resolved against the RBS Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Litigation

Shareholder litigation
RBSG and certain of its subsidiaries, together with certain current and former individual officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBSG preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

Notes (continued

10. Litigation, investigations and reviews (continued)

Litigation(continued)
In the Preferred Shares litigation, the consolidated amended complaint alleged certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserted claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. Plaintiffs sought unquantified damages on behalf of the putative class. The defendants moved to dismiss the complaint and briefing on the motions was completed in September 2011. On 4 September 2012, the Court dismissed the Preferred Shares litigation with prejudice. The plaintiffs have appealed the dismissal to the United States Court of Appeals for the Second Circuit. The appeal hearing is scheduled to be heard on 12 September 2013.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (Exchange Act) on behalf of all persons who purchased or otherwise acquired the RBS Group's American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing on the motions was completed in April 2012. The Court heard oral argument on the motions on 19 July 2012. On 27 September 2012, the Court dismissed the ADR claims with prejudice. On 5 August 2013, the Court denied plaintiffs' motions for reconsideration and for leave to re-plead their case.

Additionally, between March and July 2013, similar claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the RBS Group (and in one of those claims, also against certain former individual officers and directors). On 30 July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group considers that it has substantial and credible legal and factual defences to these and other prospective claims that have been threatened in the United Kingdom and the Netherlands.

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$91 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS Group companies have been named as defendants in more than 45 lawsuits brought by purchasers of MBS, including the purported class actions identified below.

Notes (continued)

10. Litigation, investigations and reviews (continued)

Litigation (continued)
Among these MBS lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit is pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. The defendants' motion to dismiss FHFA's amended complaint in this case is pending, but the court has permitted discovery to commence. The other five FHFA lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley, and Nomura) name RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Four of these cases are part of a coordinated proceeding in the United States District Court for the Southern District of New York in which discovery is underway. The fifth case (the Countrywide matter) is pending in the United States District Court for the Central District of California.

Other MBS lawsuits against RBS Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which RBS Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation; and Luther v. Countrywide Financial Corp. et al. and related cases (the "Luther Litigation"). On 25 June 2013, the plaintiffs in the Luther Litigation filed a motion requesting that the court approve a US$500 million settlement of their claims.  The settlements amount is to be paid by Countrywide without contribution from the other defendants.

Certain other institutional investors have threatened to bring claims against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

With respect to the current claims described above, the RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously.

Notes (continued)

10. Litigation, investigations and reviews (continued)

Litigation (continued)

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The RBS Group considers that it has substantial and credible legal and factual defences to these and prospective claims and will defend them vigorously. It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

Details of LIBOR investigations and their outcomes affecting the RBS Group are set out under 'Investigations and reviews' on page 30.

Credit Default Swap Antitrust Litigation
In May and July 2013, certain members of the RBS Group, as well as a number of other banks, were named as defendants in four antitrust class actions filed in the U.S. District Court for the Northern District of Illinois.  In August 2013, a claim was filed in the U.S. District Court for the Southern District of New York.  The complaints generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps.  The RBS Group considers that it has substantial and credible legal and factual defenses to these claims and will defend them vigorously.

Investigations and reviews
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. Members of the RBS Group have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the European Union and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group's business activities or fines. Any of these events or circumstances could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Notes (continued)

10. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)

The RBS Group is co-operating fully with the investigations and reviews described below.

LIBOR and other trading rates
On 6 February 2013 the RBS Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. RBS Securities Japan Limited agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR. On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan's Financial Services Agency requiring RBS to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR. RBS Securities Japan Limited is taking steps to address the issues raised in compliance with that order. On 14 June 2013, RBS was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 - 2011. RBS has been ordered to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to formulate a remediation plan.

The RBS Group continues to co-operate with investigations by these and various other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of a number of trading rates, including LIBOR, other interest rate settings, ISDAFIX and non-deliverable forwards. The RBS Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission and the Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. The RBS Group is also co-operating with these investigations.

Technology incident
On 19 June 2012 the RBS Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The RBS Group has agreed to reimburse customers for any loss suffered as a result of the incident and the Group provided £120 million in 2012.

The incident, the RBS Group's handling of the incident, and the systems and controls surrounding the processes affected, are the subject of regulatory enquiries in the UK and in the Republic of Ireland.

On 9 April 2013 the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. The FCA will reach its conclusions in due course and will decide whether or not it wishes to initiate enforcement action following that investigation. The RBS Group is co-operating fully with the FCA's investigation.

Notes (continued)

10. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
The RBS Group could also become a party to litigation in relation to the technology incident. In particular, the RBS Group could face legal claims from those whose accounts were affected and could itself have claims against third parties.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wishes the RBS Group and other UK banks to adhere in conducting the review and redress exercise.

The RBS Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients or private customers, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients or private customers who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the RBS Group is required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, the RBS Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients or private customers who have purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 will be entitled to approach the RBS Group and request a review.

The redress exercise and the past business review is being scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FCA.

The RBS Group has agreed to a similar exercise and past business review in relation to the sale of interest rate hedging products in the Republic of Ireland to retail designated small and medium sized businesses.

The Group made a total provision of £425 million in 2012. As the actual amount that the RBS Group will be required to pay will depend on the facts and circumstances of each case, there is no certainty as to the eventual costs of redress.

Retail banking
Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The RBS Group cannot predict the outcome of these actions at this stage.

Notes (continued)

10. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)

FSA mystery shopping review
On 13 February 2013 the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved. The action required includes a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers). The RBS Group will be required to appoint an independent third party to either carry out or oversee this work. The scope and terms of the past business review and the appointment of the independent third party have not yet been determined. The RBS Group cannot predict the outcome of this review at this stage.

Card and identity protection insurance
On 22 August 2013 the Financial Conduct Authority (FCA) announced that Card Protection Plan Limited (CPP) and 13 banks and credit card issuers, including NatWest, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers.  From 29 August 2013, CPP will write to affected policyholders to confirm the details of the proposed scheme, which requires to be approved by a policyholder vote and by the High Court of England and Wales. The ultimate level of redress that RBS may be required to pay under the scheme cannot be estimated with certainty at this stage.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw (i.e. set to zero) the relevant cross-border MIF by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the RBS Group intervening in the appeal proceedings. The General Court heard MasterCard's appeal in July 2011 and issued its judgment in May 2012, upholding the EC's original decision. MasterCard has appealed further to the Court of Justice and the RBS Group has intervened in these appeal proceedings. The appeal hearing took place on 4 July 2013 and the Court's decision is awaited. MasterCard negotiated interim cross border MIF levels to apply for the duration of the General Court proceedings. These MIF levels remain in place during the appeal before the Court of Justice.

On 9 April 2013, the EC announced it was opening a new investigation into interbank fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

Notes (continued)

10. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
In March 2008, the EC opened a formal inquiry into Visa's MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. In April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. That appeal is ongoing. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA. On 14 May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. Prior to the agreement becoming legally binding, the EC is currently market testing the agreement by inviting comments on the proposals.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted by the end of 2014/early 2015. The draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards, to take place in two phases. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) has ongoing investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. The OFT has not made a finding of an infringement of competition law and has not issued a Statement of Objections to any party in connection with those investigations. In February 2013 the OFT confirmed that while reserving its right to do so, it does not currently expect to issue Statements of Objections in respect of these investigations (if at all) prior to the handing down of the judgment of the Court of Justice in the matter of MasterCard's appeal against the EC's 2007 infringement decision.

The outcome of these ongoing investigations, proceedings and proposed regulation is not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group's business in this sector.

Payment Protection Insurance
The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Notes (continued)

10. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers' Association (BBA) filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The RBS Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way. The Group has made provisions totalling £1.3 billion including a charge of £115 million in the six months to 30 June 2013.

Personal current accounts/retail banking
In July 2008 the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government's Independent Commission on Banking (ICB).

Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium size enterprises (SMEs) (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon the RBS Group.

Notes (continued)

10. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date have been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT's PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognises that a number of major developments are expected over the coming months including divestment of branches and improvements in account switching and assistance to customers to compare products and services. Therefore the OFT has decided not to refer the market to the CC but expects to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it will be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and will study the operation of payment systems as well as the SME banking market.

SME banking market study
On 19 June 2013, the OFT announced its market study on competition in banking for SMEs in the UK.

The OFT is currently seeking views on the scope of the market study. At this stage it is not possible to estimate the effect of these OFT reviews, which may be material.

Credit default swaps (CDS) investigation
The RBS Group is a party to the EC's antitrust investigation into the CDS information market. The RBS Group is co-operating fully with the EC's investigation and in July 2013 received a Statement of Objections from the EC. The EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market.  At this stage, the RBS Group cannot estimate reliably what effect the outcome of the investigation may have on the Group, which may be material.

Securitisation and collateralised debt obligation business
In the United States, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, RBS Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

Notes (continued)

10. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
On 28 March 2013, SEC staff informed the RBS Group that it is considering recommending that the SEC initiate a civil or administrative action against RBS Securities Inc.  This "Wells" notice arises out of the inquiry that the SEC staff began in September 2010, when it requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBSG during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The potential claims relate to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures.  Pursuant to SEC rules, the RBS Group has submitted a response to the Wells notice. The investigation is continuing.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the RBS Group attended an informal meeting to provide additional information about the RBS Group's mortgage securitisation business. The investigation is ongoing and the RBS Group continues to provide the requested information.

US mortgages - loan repurchase matters
The RBS Group's Markets & International Banking N.A. or M&IB N.A. business (formerly Global Banking & Markets N.A.) has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). M&IB N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

Notes (continued)

10. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
In issuing RMBS, M&IB N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, M&IB N.A. made such representations and warranties itself. Where M&IB N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), M&IB N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, M&IB N.A. may be able to assert claims against third parties who provided representations or warranties to M&IB N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Between the start of 2009 and 30 June 2013, M&IB N.A. received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by M&IB N.A. However, repurchase demands presented to M&IB N.A. are subject to challenge and rebuttal by M&IB N.A.

The volume of repurchase demands is increasing and is expected to continue to increase, and the RBS Group cannot currently estimate what the ultimate exposure of M&IB N.A. may be. Furthermore, the RBS Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group's net assets, operating results or cash flows in any particular period.

Other investigations
On 27 July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the RBS Group agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group's U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the RBS Group's U.S. operations,

●	a plan to oversee compliance by the RBS Group's U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,

●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,

●	a plan to improve the U.S. Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,

●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches' compliance with OFAC requirements.

Notes (continued)

10. Litigation, investigations and reviews (continued)

Other investigations (continued)
The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's U.S. operations. The RBS Group continues to test the effectiveness of the remediation efforts undertaken by the RBS Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

The RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

The RBS Group's operations include businesses outside the United States that are responsible for processing US dollar payments. The RBS Group has been conducting a review of its policies, procedures and practices in respect of such payments, has voluntarily made disclosures to US and UK authorities with respect to its historical compliance with US economic sanctions regulations, and is continuing to co-operate with related investigations by the US Department of Justice, the District Attorney of the County of New York, the Treasury Department Office for Foreign Assets Control, the Federal Reserve Board and the New York State Department of Financial Services. The RBS Group has also, over time, enhanced its relevant systems and controls. Further, the RBS Group has conducted disciplinary proceedings against a number of its employees as a result of its investigation into employee conduct relating to this matter. Although the RBS Group cannot currently determine the outcome of its discussions with the relevant authorities, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group's net assets, operating results or cash flows in any particular period.

On 24 July 2013, the FCA published its Final Notice in relation to its investigation into transaction reporting. The Royal Bank of Scotland plc and The Royal Bank of Scotland N.V. co-operated with the FCA throughout the investigation.  The Royal Bank of Scotland plc and The Royal Bank of Scotland N.V. were fined £5.6 million (after discount) and were found to have failed to comply with their transaction reporting obligations to the FSA over a number of years. The FCA has acknowledged that the breaches were not deliberate and that the RBS Group did not profit from the breaches.

Notes (continued)

11. Other developments

Rating agencies

Moody's Investors Service
On 5 July 2013, the rating agency, Moody's Investors Service (Moody's) placed on review for possible downgrade the long term ratings of RBSG and certain subsidiaries including RBS plc and NatWest plc. Short term ratings were affirmed as unchanged and are not subject to Moody's' review.  The rating action was prompted by the UK Government's announcement that it would examine the potential merits of splitting up the RBS Group by placing its bad assets in a separate legal entity under a 'Good Bank/Bad Bank' split.  Moody's expect to conclude their rating review on the RBS Group in the autumn following publication of the Government's conclusions to its 'Good Bank/Bad Bank' assessment.  Ulster Bank Ltd and Ulster Bank Ireland Ltd's long and short term ratings were also placed on review for possible downgrade.

Standard & Poor's
On 31 May 2013, the rating agency, Standard & Poor's (S&P) affirmed its ratings on RBSG and certain subsidiaries as unchanged but assigned a negative outlook to the long term ratings of RBSG and certain subsidiaries including RBS plc and NatWest plc. S&P's outlook revision did not reflect any deterioration in its assessment of specific credit factors but instead reflected wider UK industry concerns.

On 16 July 2013 the rating outlooks of Ulster Bank Ltd and Ulster Bank Ireland Ltd were revised to negative from stable.  The rating actions were prompted by S&P's belief that, following the announcement of the 'Good Bank/Bad Bank' review, there now exists a meaningful risk that the position of these entities within the RBS Group could become less certain.

No material rating actions have been undertaken by the rating agency, Fitch Ratings, on RBSG or material subsidiaries in 2013.

Current RBSG and subsidiary ratings are shown in the table below:

	Moody's		S&P		Fitch
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term

RBS Group plc	Baa1	P-2	A-	A-2	A	F1

RBS plc	A3	P-2	A	A-1	A	F1

NatWest Plc	A3	P-2	A	A-1	A	F1

Ulster Bank Ltd/Ulster Bank Ireland Ltd	Baa2	P-2	BBB+	A-2	A-	F1

Notes (continued)

12. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group.
The Group enters into transactions with many of these bodies on an arm's length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group's related party transactions for the year ended 31 December 2012 are included in the 2012 Annual Report and Accounts.

13. Date of approval
The interim results for the half year ended 30 June 2013 were approved by the Board of directors on 30 August 2013.

14. Post balance sheet events
There have been no significant events between 30 June 2013 and the date of approval of this announcement which would require a change to or disclosure in the announcement.

Independent review report to National Westminster Bank Plc

We have been engaged by National Westminster Bank Plc ("the Company") to review the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2013 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related Notes 1 to 14 (the "condensed financial statements"). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with the International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent review report to National Westminster Bank Plc (continued)

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2013 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
30 August 2013

Risk factors

The principal risks and uncertainties facing the Group are unchanged from those disclosed on pages 238 to 249 of the 2012 Annual Report and Accounts (the 2012 R&A), however the operational, legal and regulatory landscape in which the Group operates has continued to evolve since the 2012 R&A was approved. In particular, set out in further detail below in the Summary of our Principal Risks and Uncertainties, the RBS Group has identified a new risk, namely arising from the on-going review with HM Treasury of the UK into separating the RBS Group into "good" and "bad" banks.

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The summary should be read in conjunction with the Risk and balance sheet management section on pages 15 to 131 of the 2012 R&A, which also includes a fuller description of these and other risk factors.

●
The Group is reliant on the RBS Group, from which it receives capital, liquidity and funding support. The Group also receives certain services from the RBS Group and has access to its infrastructure, required to operate the Group's businesses.

●
The Group's businesses, earnings and financial condition have been and will continue to be negatively affected by global economic conditions, the instability in the global financial markets and increased competition and political risks including proposed referenda on Scottish independence and UK membership of the EU. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the Eurozone, these factors have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

●
The actual or perceived failure or worsening credit of the Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

●
The Group's ability to meet its obligations' including its funding commitments depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group's financial condition. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on the RBS Group's, and the UK Government's credit ratings.

●
The RBS Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government's implementation of the final recommendations of the Independent Commission on Banking's final report on competition and possible structural reforms in the UK banking industry, the US Federal Reserve's proposal for applying US capital, liquidity and enhanced prudential standards to certain of the RBS Group's US operations.

●
The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities), or if the RBS Group is unable to issue Contingent B shares to HM Treasury under certain circumstances.

Risk factors (continued)

●
As a result of the UK Government's majority shareholding in RBSG it can, and in the future may decide to, exercise a significant degree of influence over the RBS Group including on dividend policy, modifying or cancelling contracts or limiting the RBS Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the RBSG from the Official List.

●
RBSG or any of its UK bank subsidiaries including the Bank and its bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the RBS Group's businesses.

●
The RBS Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. In addition, the RBS Group is, and may be, subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

●
The Group's ability to implement the RBS Group's Strategic Plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the RBS Group's Strategic Plan and implementation of the State Aid restructuring plan agreed with the European Commission and HM Treasury, the RBS Group is undertaking an extensive restructuring which may adversely affect the Group's business, results of operations and financial condition and give rise to increased operational risk.

●	The RBS Group may suffer if it does not maintain good employee relations.

●	Operational and reputational risks are inherent in the Group's businesses.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

●
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

●
The RBS Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group's results of operations, cash flow and financial condition.

Risk factors (continued)

The RBS Group is also subject to the following new risk factor.

Options to accelerate the potential divestment by HM Treasury of its stake in the Group, including separation of the RBS Group into "good" and "bad" banks, are currently under review and uncertainty remains as to the RBS Group's future structure and organisation
In June 2013, responding to a recommendation by the UK Parliamentary Commission on Standards in Banking, the Chancellor of the Exchequer announced that the Government would be reviewing the case for splitting the RBS Group into a "good bank" and a "bad bank". This review is being conducted by HM Treasury with external professional support and will look at a broad range of the RBS Group's assets. HM Treasury's advisors are expected to report by the end of September and a decision on the creation of a "bad bank" is expected in the autumn of 2013. The outcome of the review is far from certain and if a "good bank/bad bank" strategy were to be adopted, then depending on the nature and scope of the exercise, several hurdles might have to be met before such a separation could take place. These may or may not include the need for shareholder approval and further consultation with the European Commission. Any such restructuring would be complex and lengthy and require significant management time and resources. Until the outcome of the review is known, the RBS Group's future structure and organisation remains uncertain. Such uncertainty could have a material adverse effect on the RBS Group's business, financial condition, results of operations and prospects.

The risk factor entitled,
"The RBS Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the UK Government's credit ratings"
is also revised to reflect that at 30 June 2013, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBSG and The Royal Bank of Scotland plc by the three main ratings agencies would have required the RBS Group to post estimated additional collateral of £13 billion, without taking account of mitigating action by management.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

30 August 2013

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Sandy Crombie Alison Davis Tony Di Iorio Penny Hughes Brendan Nelson Baroness Noakes Arthur 'Art' Ryan Philip Scott

Additional information

Statutory accounts
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2012 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  30 August 2013

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary